

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Russell Ball
Executive Vice President and Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-31240**

Dear Mr. Ball:

We have completed our review of your filings and do not have any further comments at this time. With respect to comment 2 of our letter dated August 27, 2010, although we did not receive correspondence from you acknowledging our comment, we expect that you will comply with the comment in future filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Norman Gholson, Staff Attorney, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director